United States securities and exchange commission logo





                             July 28, 2021

       Robert D. Reid
       Chief Executive Officer
       Supernova Partners Acquisition Company, Inc.
       4301 50th Street NW
       Suite 300, PMB 1044
       Washington, D.C. 20016

                                                        Re: Supernova Partners
Acquisition Company, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Response dated July
22, 2021
                                                            File No. 333-255079

       Dear Mr. Reid:

              We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by amending your registration statement and providing the requested information.

              If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2020 letter.

       Registration Statement on Form S-4

       Offerpad's Related Party Transactions, page 279

   1. We note your response to comment 1. Please revise here to address Mr. Sella's relationship with the
LL entities.
       General

   2. We note your response to prior comment 2 and proposed revisions. It remains unclear on what basis you are
making these projections both for the increases in your flex offering and ancillary services
and the projected increases in contribution margin. Please revise to disclose the material
assumptions underlying the proportionate increase in Flex revenues and their associated
higher margins. For example, what assumptions--other than the
 Robert D. Reid
Supernova Partners Acquisition Company, Inc.
July 28, 2021
Page 2
      percentage of revenues in an unspecified time period--support the Flex contribution margins? What level of Flex revenues and other revenues are assumed for the 6%-8%
      margins, and what is the basis for such assumptions? Please advise us if the board of directors considered the illustrative case in its decision making and, if so, what time period it assumed Offerpad would achieve this performance.
        You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551- 3856
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-32699 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert D. Reid
                                                    Division of Corporation
Finance
Comapany NameSupernova Partners Acquisition Company, Inc.
                                                    Office of Real Estate &
Construction
July 28, 2021 Page 2
cc:       Jonathan Corsico, Esq.
FirstName LastName